1 Kristina Grötsch From: info@news.morphosys.com Sent: Donnerstag, 10. November 2022 16:01 To: Kristina Grötsch Subject: [EXTERNAL]MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution To help protect your privacy, Micro so ft Office prevented auto matic download of this pictu re from the In ternet. logo MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution 10.11.2022 / 16:00 CET/CEST Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. Notification of Major Holdings 1. Details of issuer Name: MorphoSys AG Street: Semmelweisstr. 7 Postal code: 82152 City: Planegg Germany Legal Entity Identifier (LEI): 529900493806K77LRE72 2. Reason for notification X Acquisition/disposal of shares with voting rights Acquisition/disposal of instruments Change of breakdown of voting rights X Other reason: non-applying of trading book exemption according to sec. 36 para. 1 WpHG 3. Details of person subject to the notification obligation Legal entity: Société Générale S.A. City of registered office, country: Paris, France 4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. 5. Date on which threshold was crossed or reached: 07 Nov 2022 6. Total positions % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 0.36% 4.87% 5.23% 34231943 Previous notification 0.00% 0.00% 0.00% / 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) ISIN Absolute In % Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG)

DE0006632003	123666	0	0.36 %	0.00 %
Total	123666		0.36 %	

b.1. Instruments according to Sec. 38 (1) no. 1 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Voting rights absolute	Voting rights in %
Right to recall lent securities			185918	0.54 %
Certificates			20326	0.06 %
		Total	206244	0.60 %

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Cash or physical settlement	Voting rights absolute	Voting rights in %
Equity Linked Swap on Basket	16.11.2022	16.11.2022	Cash	46800	0.14 %
EMTN - Euro Medium Term Notes	27.01.2027	27.01.2027	Cash	979	0.00 %
OTC Call Options on Basket	03.01.2033	Until 03.01.2033	Cash	33587	0.10 %
Contracts For Difference	N/A	N/A	Cash	9388	0.03 %
Certificates	03.01.2033	Until 03.01.2033	Cash	171	0.00 %
OTC Call Options	16.12.2022-15.12.2023	16.12.2022-15.12.2023	Cash	382085	1.12 %
OTC Put Options	16.12.2022-03.01.2033	Until 16.12.2022-03.01.2033	Cash	293079	0.86 %
Listed Put Options	18.11.2022	18.11.2022	Physical	60600	0.18 %
Listed Call Warrants	16.12.2022-03.01.2033	Until 16.12.2022-03.01.2033	Cash	340093	0.99 %
Listed Put Warrants	18.11.2022-03.01.2033	Until 18.11.2022-03.01.2033	Cash	293079	0.86 %
			Total	1459861	4.26 %

8. Information in relation to the person subject to the notification obligation

	Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.).
X	Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity:

Name	% of voting rights (if at least 3% or more)	% of voting rights through instruments (if at least 5% or more)	Total of both (if at least 5% or more)
Société Générale S.A.	%	%	%
Société Générale Effekten GmbH	%	%	%

9. In case of proxy voting according to Sec. 34 para. 3 WpHG

(only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG)

Date of general meeting:

Holding total positions after general meeting (6.) after annual general meeting:

Proportion of voting rights	Proportion of instruments	Total of both
%	%	%

10. Other explanatory remarks:

Date

09 Nov 2022

2

3 10.11.2022 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com End of News EQS News Service 1483917 10.11.2022 CET/CEST Unsubscribe